SONIC ENVIRONMENTAL SOLUTIONS, INC.

June 28, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549

Ladies and Gentlemen:

Re: Sonic Environmental Solutions, Inc.
Form 20-F filed April 30, 2004, as amended May 19, 2004
Commission File No. 0-50734
Form RW - Request for Withdrawal

Sonic Environmental Solutions, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form 20-F that which was filed with the Commission pursuant to the Securities Exchange Act of 1934 on April 30, 2004, as amended May 19, 2004.

The Company submits this request for withdrawal pursuant to the request of the Commission set forth in the comment letter of Thomas Jones, Senior Counsel of the Commission dated June 25, 2004. The Company further confirms its intention to respond to the comments of the Commission set forth in the comment letter by filing a further registration statement on Form 20-F at a later date.

If you have any questions regarding this application for withdrawal, please contact Michael H. Taylor, Esq., of Lang Michener LLP, legal counsel to the Company, at (604) 691-7410.

Thank you for your attention to this matter.

Yours truly,

SONIC ENVIRONMENTAL SOLUTIONS, INC.

Per: /s/ Edward Farrauto

Edward Farrauto
Chief Financial Officer